UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

As previously disclosed on a Form 6-K by Brenmiller Energy Ltd., or the Company, on July 25, 2025 the Company entered into a securities purchase agreement, or the SPA, with Alpha Capital Anstalt, or Alpha, pursuant to which the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants. On July 28, 2025, an initial closing took place whereby the Company issued pre-funded warrants and ordinary warrants, or the July 2025 Ordinary Warrants.

On September 29, 2025, the Company issued preferred shares and accompanying ordinary warrants, or the September 2025 Ordinary Warrants, to Alpha.

On December 3, 2025, the Company closed a subsequent funding with Alpha pursuant to which the Company issued preferred shares and ordinary warrants, or the December 2025 Ordinary Warrants.

On December 30, 2025, the Company closed a second subsequent funding with Alpha pursuant to which the Company issued preferred shares and ordinary warrants, or the Second December 2025 Ordinary Warrants.

On February 13, 2026, the Company closed an additional subsequent funding with Alpha in the amount of $1,000,000, or the Third Subsequent Funding, pursuant to which the Company issued (i) 1,000 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at a fixed conversion price of $2.541 per share, or the February 2026 Preferred Shares, and (ii) ordinary warrants to purchase 343,407 ordinary shares at an exercise price of $2.912 per share, or the February 2026 Ordinary Warrants, equal to 100% of the ordinary shares underlying the February 2026 Preferred Shares, which are exercisable upon issuance and will expire five years from the initial exercise date.

The net proceeds from the Third Subsequent Funding will be used for general corporate purposes, working capital and execution of the Company’s commercial TES projects across Europe, the U.S. and the Middle East.

In addition, as a result of the pricing of the Third Subsequent Funding and in accordance with the anti-dilution and ratchet adjustment provisions contained in the SPA and in the applicable warrant agreements, certain warrants previously issued to Alpha were adjusted. The July 2025 Ordinary Warrants were adjusted to reflect an exercise price of $2.912 per share and the number of ordinary shares underlying such warrants was correspondingly adjusted to 453,297. The September 2025 Ordinary Warrants were adjusted to reflect an exercise price of $2.912 per share and the number of ordinary shares underlying such warrants was correspondingly adjusted to 1,368,823. The December 2025 Ordinary Warrants were adjusted to reflect an exercise price of $2.912 per share and the number of ordinary shares underlying such warrants was correspondingly adjusted to 737,187. The Second December 2025 Ordinary Warrants were adjusted to reflect an exercise price of $2.912 per share and the number of ordinary shares underlying such warrants was correspondingly adjusted to 343,407. In addition, under the anti-dilution and ratchet adjustment provisions contained in the Company’s Amended and Restated Articles of Association, the conversion price of the preferred shares previously issued pursuant to the SPA was adjusted to $2.541.

The securities referred to herein were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the Securities and Exchange Commission, or the SEC, to register the resale of the ordinary shares underlying the February 2026 Preferred Shares and February 2026 Ordinary Warrants.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289219, 333-283874, 333-272377, 333-273028, 333-290642 and 333-292634) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377 and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: February 13, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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